Exhibit 5

Kudelski Group Acquisition Offer Presentation to the Board of Directors Special Committee March 2009

TABLE OF CONTENTS Section I Executive Summary Section II Ownership Overview Section III OpenTV is a Highly Valuable Strategic Acquisition for Kudelski Section IV Public Market Stock Price Does Not Reflect Fair Value Section V Unique Challenges Facing Special Committee Section VI Fair Valuation for Independent Shareholders

Section I Executive Summary

Executive Summary Discovery Group is the largest independent shareholder of OpenTV (“OPTV”) with 11.4% ownership of the Class A stock. We have been investors in OPTV for nearly 2 years. We have studied the company closely, met with management on numerous occasions, and submitted proposals with respect to OPTV’s large cash balance Our principals have significant prior experience as M&A investment bankers. We believe our perspective on the bid by Kudelski Group (“Kudelski”) to acquire OPTV’s remaining Class A shares is well founded Kudelski’s takeover bid of $1.35 is egregiously inadequate and oppressive. The timing of the offer takes unfair advantage of an artificially low stock price reflecting: Unprecedented capital markets weakness Several years of poor operating performance that is just beginning to be rectified Discovery’s comprehensive documented analysis of 9 distinct measures of value clearly demonstrate a fair valuation range of $2.00 to $2.50 per share for OPTV’s independent Class A shareholders Valuation analysis is based on OPTV’s trailing twelve month operating performance (i.e., fiscal 2008 results) 2008 marked the first year of positive profitability in OPTV’s history OPTV’s strong outlook for 2009 and beyond (in terms of both revenue growth and margin expansion) suggests that the higher end of the fair valuation range is more valid than the lower end of the range

Executive Summary Kudelski’s acquisition is further abetted by a process in which no other logical strategic suitors for OPTV may participate due to Kudelski’s preferential voting rights, which provide Kudelski with 77% voting control despite only a 32% minority economic stake It is incumbent on OPTV’s Special Committee to represent the interests of OPTV’s U.S. public independent shareholders, but there are legitimate concerns regarding the Special Committee’s true independence: Two Special Committee members were appointed to the Board by, and have relationships with, Kudelski Mr. Joseph Deiss is a former high-ranking career official with the Swiss government, where Kudelski is headquartered Mr. Eric Tveter is the former President and Chief Operating Officer of a company mentioned in Kudelski’s 2006 annual report as an important customer The financial advisor selected to represent the Special Committee has a historical business relationship with Kudelski and is a prominent Swiss-based firm To fully discharge its obligations to OPTV and the independent U.S. public shareholders, Discovery Group recommends that the Special Committee: Reject the current offer by Kudelski of $1.35 per share as egregiously inadequate and oppressive Negotiate aggressively and at arm’s length to secure a competitive and fair valuation for the sale of OPTV’s independent class A shares to Kudelski Require that any transaction involving OPTV’s independent class A shareholders be approved by the majority of the independent shareholders

Section II Ownership Overview

Ownership Overview

OPTV Current Ownership Profile

- Discovery Group is OPTV's largest independent shareholder
- Discovery Group owns 12,310,736 Class A shares, which corresponds to 11.4% of the Class A common stock
- Independent directors and executive management have negligible ownership in OPTV common stock

	Class A Shares	% of Class A Shares	Class B Shares	Total Beneficial Ownership	% of Total Shares
Executive Officers and Directors [1]					
Andre Kudelski	14,436,148	13.4%	30,206,154	44,642,302	32.3%
Ben Bennett	293,500	0.3%	-	293,500	0.2%
Nigel W. Bennett	224,266	0.2%	-	224,266	0.2%
Shum Mukherjee	115,962	0.1%	-	115,962	0.1%
Michael Ivanchenko	106,273	0.1%	-	106,273	0.1%
Tracy Geist	72,000	0.1%	-	72,000	0.1%
Mark Beariault	71,703	0.1%	-	71,703	0.1%
Joseph Deiss	10,000	0.0%	-	10,000	0.0%
Total	15,329,852	14.2%	30,206,154	45,536,006	33.0%
Other Employees					
5% Holders					
Kudelski Group	14,436,148	13.4%	30,206,154	44,642,302	32.3%
Discovery Group	12,310,736	11.4%	-	12,310,736	8.9%
Sun Microsystems	7,594,796	7.0%	-	7,594,796	5.5%
Total	34,341,680	31.8%	30,206,154	64,547,834	46.7%
Institutional Holders					
Pinnacle Associates	4,811,444	4.5%	-	4,811,444	3.5%
Veritable	4,089,902	3.8%	-	4,089,902	3.0%
Barclays Global Investors	2,995,246	2.8%	-	2,995,246	2.2%
Acadian Asset Management	2,978,520	2.8%	-	2,978,520	2.2%
Renaissance Technologies	2,138,135	2.0%	-	2,138,135	1.5%
Vanguard Group	1,807,362	1.7%	-	1,807,362	1.3%
Other Institutional Holders	12,567,413	11.7%	-	12,567,413	9.1%
Total	31,388,022	29.1%	-	31,388,022	22.7%
All Other Shareholders	41,240,933	38.2%	-	41,240,933	29.9%
Total Shares [2]	107,864,339	100.0%	30,206,154	138,070,493	100.0%

(1) Ownership based on OpenTV proxy statement dated April 29, 2008 and most recent Form 4 filings with the SEC.

(2) Comprised of 107,864,339 Class A shares and 30,206,154 Class B shares (according to 10-K filing as of February 27, 2009).

7

DISCOVERY GROUP

Ownership Overview Kudelski Group currently owns 44,642,302 total Class A and Class B shares of OPTV, which corresponds to 32% minority ownership on an economic basis with 77% ownership on a voting rights basis In January 2007, Kudelski Group acquired 6,533,951 Class A ordinary shares and 30,206,154 Class B ordinary shares of OPTV from Liberty Media Kudelski paid an aggregate purchase price of $132 million corresponding to an implied total equity value for OPTV of over $400 million From September 2007 through February 2008, Kudelski acquired a cumulative total of 7,902,197 million Class A shares, or 7.2% of total Class A shares outstanding, through periodic purchases in the open market The price range paid by Kudelski for these additional shares was $0.99 to $1.45 The average purchase price for these additional shares was $1.09 per share, which corresponds to a total additional investment of $8.6 million Kudelski Group’s Investment Position in OPTV

Section III OpenTV is a Highly Valuable Strategic Acquisition for Kudelski

OpenTV is a Highly Valuable Strategic Acquisition for Kudelski Kudelski and OpenTV Businesses are Highly Synergistic In October 2006, Kudelski authored a presentation titled “OpenTV Strategic Investment by Kudelski Group” that provided a comprehensive analysis of the strategic benefits resulting from Kudelski’s investment in OPTV Kudelski’s original investment established a formal partnership between two market leaders in digital TV. OpenTV is a global leader in middleware and an innovator in advanced advertising, while Kudelski is a global leader in content protection and related digital technologies Kudelski / OpenTV relationship provides large growth opportunity through expansion and leverage of respective market and customer footprints (including significant cross-selling opportunities) Completion of the acquisition by Kudelski provides incremental strategic benefits, as highlighted in the 2-page presentation released by Kudelski Group on February 27, 2009: Provides better integrated industry-leading end-to-end solutions and services to customers. Such integration is growing increasingly critical for addressing customer needs. Furthermore, efforts to improve efficiencies and service delivery are vital to both Kudelski and OpenTV in the current economic environment Allows the positioning of OpenTV in new markets (i.e., IPTV, terrestrial / retail); and enhances product offerings with state-of-the-art technologies through integrated efforts and joint investments In the Kudelski Group presentation titled “Presentation to OpenTV Investors” (March 26, 2009), it is clear that the primary strategic rationale for this acquisition is for Kudelski to develop a fully integrated end-to-end solution that combines Kudelski’s strengths in CAS, Head-end, and IPTV with OPTV’s strengths in middleware and advertising (including OPTV’s large STB installed base). OpenTV provides Kudelski with extremely important and valuable strategic “gaps” that will significantly help Kudelski in achieving its global business objectives

OpenTV is a Highly Valuable Strategic Acquisition for Kudelski Acquisition Resolves Conflicts of Interest with U.S. Public Shareholders Conflict of Interest Issue # 1: Revenue Sharing on comingled contracts involving both Kudelski and OpenTV OpenTV management acknowledged this potential conflict of interest in specific discussions with Discovery Group and arranged a conference call with Mr. Eric Tveter, Director, to discuss conflict protections and resolutions OpenTV established an internal executive committee whose sole purpose was to make sure any revenue sharing arrangements were fair to OpenTV and its minority shareholders An example of this issue is the business relationship between OpenTV and Reliance Communications, which is governed by OpenTV’s license and distribution agreement with Nagravision SA. The lack of transparency and inherent potential conflict in this agreement precludes U.S. public shareholders from determining whether the terms and conditions of this business relationship are fair to OpenTV’s minority shareholders Conflict of Interest Issue # 2: Uses of OPTV’s large cash balance that would serve Kudelski’s business objectives OpenTV has cash & equivalents of $102.8 million, or $0.74 per share, on its balance sheet as of December 31, 2008 During a face-to-face meeting in June 2008 at OpenTV’s headquarters, Mr. Andre Kudelski expressed directly to Discovery Group his view that a large acquisition is potentially the best use of OpenTV’s large cash balance There is an inherent conflict of interest if OpenTV’s large cash balance is used for acquisitions or large-scale capital spending that are designed to serve the global business objectives of Kudelski Group rather than the financial objectives of all OpenTV shareholders Discovery Group formally expressed its concern regarding this serious matter in both a 14a-8 Shareholder Proposal for OpenTV’s 2008 proxy and in a 13-D filing with the SEC dated December 18, 2008

Section IV Public Market Stock Price Does Not Reflect Fair Value

 Period of Disruption And Severe Underperformance: OPTV continues to struggle with anemic revenue growth, large quarterly operating losses, and disappointing customer progress. Investor sentiment reaches its lowest point following dismal Q2 2007 results reflecting a year-over-year decline in quarterly revenue, a ballooning quarterly operating loss of nearly $5 million, and the surprise departure of Alan Guggenheim (President and CEO). Period of Great Progress for OpenTV’s Business: OPTV reports strong revenue and profitability in Q4 2007 and Q1 2008. Management situation has stabilized. Kudelski starts to buy OPTV shares in the open market. Investor optimism builds for strong 2008. OPTV posts first ever year of positive profitability in 2008 (results beat expectations). OPTV provides solid guidance for 2009, particularly given the challenging macro environment. Public Market Stock Price Does Not Reflect Fair Value OPTV Historical Stock Price Performance Kudelski Announcement to Acquire Strategic Investment Position in OPTV from Liberty Media Global Financial Crisis and Capital Market Meltdown Kudelski Purchases 7.9 Million Class A Shares in the Open Market at Prices Ranging from $0.99 to $1.45 Kudelski Offers To Acquire Independent Class A Shares at $1.35 Per Share $0.00 $1.00 $2.00 $3.00 $4.00 $5.00 Apr-06 Jul-06 Oct-06 Jan-07 Apr-07 Jul-07 Oct-07 Jan-08 Apr-08 Jul-08 Oct-08 Jan-09

Public Market Stock Price Does Not Reflect Fair Value Stock Price Fails to Recognize Solid Business Fundamentals & Improved Operating Performance GAAP Revenue Non-GAAP Operating Profit (1) Non-GAAP EBITDA (1) (1) Non-GAAP Operating Profit and EBITDA exclude unusual, non-recurring charges and non-cash share-based compensation. Cash & Equivalents at Year-End $87,380 $95,210 $109,977 $116,474 $50,000 $75,000 $100,000 $125,000 2005 2006 2007 2008 ($ in Thousands) $17,641 $10,252 $4,861 ($814) ($5,000) $0 $5,000 $10,000 $15,000 $20,000 2005 2006 2007 2008 ($ in Thousands) $10,145 $545 ($5,179) ($10,415) ($12,000) ($6,000) $0 $6,000 $12,000 2005 2006 2007 2008 ($ in Thousands)

Public Market Stock Price Does Not Reflect Fair Value 2008 Marked the First Profitable Year in OPTV’s History 2008 was an extremely successful year for OPTV as the Company posted solid revenue growth and achieved an important milestone in delivering its first ever full-year of positive profitability Despite a challenging economic environment, OPTV’s 2008 financial results exceeded management’s guidance for both revenue and profitability OPTV achieved these impressive results by improving its service delivery to customers and building a more efficient operating structure Revenue increased a healthy 6% to $116.5 million and billings increased an estimated 15% Non-GAAP EBITDA (1) came in at $17.6 million, reflecting an impressive 15% margin One of the key drivers of OpenTV’s significant improvement in profitability has been the successful divestiture and elimination of several non-core businesses in recent years that were amassed through earlier acquisitions (i.e., Playjam, Nascar, and BettingCorp) OPTV generated strong operating cash flow of over $14 million, according to the Company’s press release on February 25, 2009 Following up on its strong 2008 performance, OpenTV management is “cautiously optimistic” about 2009. Revenue guidance calls for modest growth of 0-5% over 2008, which is quite good given the current macro environment. In addition, management is expecting continued solid profitability in 2009, which should result in another strong year of cash flow generation (1) Non-GAAP EBITDA excludes unusual, non-recurring charges and non-cash share-based compensation

Section V Unique Challenges Facing The Special Committee

Unique Challenges Facing The Special Committee Directors Must Be Independent To fully discharge its fiduciary obligations, the Special Committee must be independent and act in the best interest of OPTV and its independent U.S. public shareholders Any perceived lack of independence undermines the Special Committee’s credibility and risks personal liability There are several potential vulnerabilities related to the independence of the Special Committee and its advisors: Mr. Eric Tveter was President and Chief Operating Officer of Telewest Global from 2004 to 2006, which overlaps with the time period when Telewest Global was an important Kudelski customer, as mentioned in the 2006 Kudelski Group annual report. Mr. Tveter was placed on OpenTV’s Board by Kudelski in June 2007, shortly after Kudelski completed its controlling investment in January 2007 Mr. Joseph Deiss was a member of the Swiss Federal Council from 1999 to 2006. Mr. Deiss was placed on OpenTV’s Board by Kudelski in January 2007 immediately after Kudelski took control of OpenTV. Can Mr. Deiss, a former prominent Swiss government official, effectively represent minority U.S. public shareholders in a takeover by a Swiss corporation? The Special Committee has appointed UBS Securities LLC as its financial advisor. UBS has a historical business relationship with Kudelski (i.e., Kudelski acquisition of TicketCorner from UBS in 2001; UBS advised Kudelski on its Capital Increase and Stock Split transactions in 2000). Like Kudelski, UBS is a prominent Swiss-based firm. Can a financial institution with historical ties to Kudelski act independently of Kudelski in this transaction?

Unique Challenges Facing The Special Committee Directors Must Be Independent, Continued Kudelski stated in its offer letter that “...we are not considering nor interested in selling, or disposing of in any other way, Kudelski’s shares in OpenTV.” Thus, the Special Committee’s diligence in maximizing value for independent shareholders lacks the typical opportunity to solicit competing offers In our March 26, 2009 meeting with Kudelski executives and its financial advisor, the following written statement indicates that Kudelski expects to direct major financial decisions at OpenTV, which lends credence to our concerns regarding the independence of OpenTV’s Board Kudelski intends to direct OpenTV to invest an incremental $100-150 million over three years (organic and via acquisitions) to sustain competitive differentiation and a higher revenue growth rate Given significant investments required, OpenTV has limited excess cash and will not issue a special dividend nor pursue share buybacks under any circumstances Excerpt from Kudelski Group presentation titled “Presentation to OpenTV Investors”: March 26, 2009

In these circumstances, the Special Committee must exercise care, diligence, and skill to maximize the value of OPTV for the independent U.S. public shareholders To fully discharge its obligations and demonstrate the process was fair, the Special Committee must: Negotiate aggressively and at arm’s length to secure fair value for independent shareholders Be prepared to reject any offer that is inadequate, including the current offer by Kudelski of $1.35 per share Relevant valuation metrics for the Special Committee to consider include the following: Current market premiums applied to OPTV’s depressed stock price Traditional premiums applied to independent Class A shareholders cost basis Comparable transactions Median valuation multiples for small cap M&A transactions Accretion analysis with Kudelski Group Comparable public company analysis OPTV’s aggregate investment in research & development (R&D) and capital expenditures over the last 5 years Discounted cash flow (DCF) Kaufman Bros. current target price for OPTV (Todd Mitchell equity analyst) Unique Challenges Facing The Special Committee Directors Must Act With Due Care

Unique Challenges Facing The Special Committee “Majority of the Minority” Approval Mitigates Independence and Process Concerns The Special Committee should require that any transaction involving OPTV’s independent Class A shareholders be approved by the majority of the independent shareholders Approval by the majority of the independent shareholders provides the following key benefits to both the directors and independent shareholders: Gives independent shareholders a direct mechanism to express their desires Insulates all directors against claims in litigation Significantly reduces risk of dissenters’ rights to an appraisal process for determining fair value, as votes in favor cannot dissent Coincides closely with the 90% overall voting approval (including Kudelski) which allows a squeeze-out closing process for the transaction Voting Illustration for Voting Majority of Independent Class A Shareholders Power Kudelski Group 77.4% Majority of Independent Class A Shareholders 11.3% Kudelski Plus Majority of Independent 88.7%

Section VI Fair Valuation For Independent Shareholders

Fair Valuation for Independent Shareholders Fair Valuation Range is $2.00 to $2.50 Per Share Based on 2008 Operating Results Fair Valuation Range Kudelski's Offer to Acquire Remaining $1.35 Independent Class A Shares (EV: $86 MM) (0.7x Sales; 5.7x EBITDA) Current Market Premiums Applied to $1.70 - $2.07 OPTV's Depressed Stock Price (EV: $135 - 186 MM) Traditional Premiums Applied to $1.68 - $2.08 Independent Shareholders Cost Basis (EV: $132 - 187 MM) Comparable Transactions $2.05 - $3.06 (Liberty Sale of OPTV shares at $3.06) (EV: $183 - 323 MM) (NDS Group valuation at 12.1x EBITDA) Small Cap M&A Valuations $1.71 - $1.93 (9.0x - 11.0x EBITDA) (EV: $136 - 166 MM) Break-Even Accretion for Kudelski $2.05 - $3.12 (Synergy Range of $0 - $5 million) (EV: $183 - 331 MM) Comparable Public Companies $1.77 - $2.23 (1.24x Sales; 13.8x EBITDA) (EV: $144 - 209 MM) OPTV's R&D and Capex Investment $1.91 - $2.05 ($161 to $180 Million) (EV: $162 - 180 MM) Discounted Cash Flow $1.94 - $2.26 (EV: $168 - 213 MM) Kaufman Bros. Equity Analyst $2.50 (25x 2009P EPS; Sum-of-the-Parts DCF) (EV: $247 MM) $1.00 $1.50 $2.00 $2.50 $3.00 $3.50 $4.00 OPTV Per Share Value

Fair Valuation for Independent Shareholders Kudelski’s Offer to Acquire Remaining Independent Class A shares On February 27, 2009 Kudelski SA (“Kudelski”) submitted a proposal to acquire all of the Class A ordinary shares of OpenTV Corp. (Nasdaq: OPTV) not currently owned by Kudelski or its affiliates for $1.35 per share in cash The Kudelski offer corresponds to an implied enterprise value (“EV”) for OPTV of $86 million (after taking into account the $102.8 million cash balance on OPTV’s balance sheet at December 31, 2008) The implied transaction multiples for this transaction are as follows: 0.7x 2008 Sales 5.7x 2008 Non-GAAP EBITDA (1) 4.8x 2008 Non-GAAP EBITDAS (2) (1) Based on 2008 EBITDA of $15.1 million, which excludes $1.3 million of non-recurring charges consisting of a $575,000 workforce reduction charge in Q2 2008 and a $767,000 impairment of intangible assets charge in Q4 2008 (2) Based on 2008 EBITDAS of $17.6 million, which consists of EBITDA plus $2.5 million of non-cash share-based compensation In our March 26, 2009 meeting with executives of Kudelski Group and its financial advisor, the support provided for the $1.35 per share offer was based almost exclusively on a discounted cash flow (DCF) model that assumes $100-150 million of incremental investment in R&D and acquisitions over the next several years. We find this valuation analysis to be deeply flawed as it is not realistic to accurately predict the potential revenue growth and margin expansion that would occur in the 5 to 10 years following such a massive investment. Furthermore, a single data point for determining fair value is inadequate in scope.

Fair Valuation for Independent Shareholders Kudelski’s Acquisition Warrants a Change-of-Control Valuation The Special Committee must negotiate a fair change-of-control valuation for OPTV’s independent class A shareholders as it is not customary to apply a minority discount in transactions like this This point is supported by median stock price premium and valuation multiple data related to 13e-3 transactions (i.e., majority shareholder purchasing remaining shares) over the last 10 years. Specifically, median premiums and valuation multiples from 13e-3 transactions are not materially different from change-of-control transactions In addition, there are several unique factors related to OPTV’s ownership structure and history that further support the point that the Special Committee should negotiate a fair change-of-control valuation Kudelski’s current ownership in OPTV reflects a 32% minority position on an economic basis. This transaction is providing Kudelski with control on an economic basis Kudelski does not possess full control under the current ownership structure due to the potential conflicts of interest with OPTV’s independent U.S. public shareholders that place a significant practical limit on Kudelski’s effective control In the February 2006 Letter Agreement between OPTV and Liberty Media, Liberty Media conceded its right to a control premium by agreeing to distribute any premium-to-market it received in its sale of OPTV shares on a pro rata economic ownership basis. Furthermore, the net $3.06 per share price that Liberty received from Kudelski did not reflect any premium in light of OPTV’s average 1-month prior price of $2.91 and average 6-month prior price of $3.16 Median Premium and Valuation Multiple Statistics For Small Cap M&A Transactions and 13e-3 Transactions (Transactions over the last 10 years; U.S. public company targets; $25-500 Million company value range) Small Cap M&A Transactions Small Cap 13e-3 Transactions Median 4-week Premium 36.7% Median 4-week Premium 35.8% Median EV / EBITDA Multiple 9.1x Median EV / EBITDA Multiple 8.9x Source: Capital IQ database and Discovery Group research

Fair Valuation for Independent Shareholders Current Market Premiums Applied to OPTV’s Depressed Stock Price Kudelski is making its offer to OPTV’s independent class A shareholders at a time that reflects unprecedented weakness in the global capital markets As a result, it is inappropriate to apply “traditional premiums” to OPTV’s severely depressed stock price as a basis for fair value As shown in the table to the right, recent premiums for small cap M&A transactions are much higher than “traditional norms”, which demonstrates that public company Boards of Directors recognize that their stock prices are severely depressed and do not reflect fair value Applying recent market premiums (in current depressed capital market environment) to OPTV’s depressed stock price results in a fair value range of $1.70 to $2.07 per share Environment During Market Meltdown (1) U.S. public company targets; excludes financial institutions Source: Capital IQ database and Discovery Group research Small Cap M&A Transaction Premiums (1) Based on 34 Deals from 9/19/08 to 2/26/09 ($25 to $500 Million Transaction Value Range) Stock Price Premium Median Average 1-Day 55.3% 91.3% 1-Week 46.8% 80.1% 1-Month 58.2% 90.2% Implied Fair Value for OPTV Shareholders Time Period OPTV Stock Price Implied OPTV Value Premium Median Premium Average 1-Day Prior $1.00 $1.55 $1.91 1-Week Prior $1.06 $1.56 $1.91 1-Month Prior $1.25 $ 1.98 $2.38 Average $1.70 $2.07

Fair Valuation for Independent Shareholders

Traditional Premiums Applied to Class A Shareholders Cost Basis

- Based on OPTV's historical stock price and trading volume, independent Class A shareholders have an estimated cost basis range of $1.34 to $1.54
  - ✓ Over the last 2 years (which coincides with the timing of Kudelski's original investment position), OPTV's class A shares have turned over 2.6x in the public market at an average price per share traded of $1.54
  - ✓ Over the last 6-plus months, one-half of OPTV's class A shares have turned over in the public market at an average price per share traded of $1.34

Time Period	# of Trading Days	Total Trading Volume in Shares	As % of Class A Stock	Total Trading Volume in Dollars	Average Price Per Share
Aug 8, 2008 - Feb 26, 2009	138	54,213,400	50%	$72,873,619	**$1.34**
Apr 9, 2008 - Feb 26, 2009	224	109,321,800	100%	$154,697,305	**$1.42**
Nov 20, 2007 - Feb 26, 2009	319	164,161,700	150%	$220,004,521	**$1.34**
Aug 6, 2007 - Feb 26, 2009	394	219,857,000	201%	$295,737,523	**$1.35**
Feb 27, 2007 - Feb 26, 2009	505	284,887,000	261%	$439,874,914	**$1.54**
				Estimated Investor Cost Basis	**$1.34 - $1.54**
				Traditional Public Company Premium Range	**25% to 35%**
				Estimated Fair Value Range for Independent Shareholders	**$1.68 - $2.08**

Small Cap M&A Transaction Premiums [1]

($25 to $500 Million Transaction Value Range)

Year	# of Deals	Median 4-Week Premium
1999	298	49.7%
2000	289	49.3%
2001	214	55.2%
2002	165	38.9%
2003	149	37.6%
2004	106	23.9%
2005	150	24.9%
2006	156	27.4%
2007	139	29.0%
2008	143	31.0%
Average: Last 10 Years		**36.7%**
Average: Last 5 Years		**27.2%**
Average: Last 3 Years		**29.1%**

[1] *U.S. public company targets; excludes financial institutions*

Source: Capital IQ database and Discovery Group research

Applying traditional premiums to the estimated cost basis of OPTV's class A shareholders results in a fair value range of $1.68 to $2.08 per share

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DISCOVERY GROUP

Fair Valuation for Independent Shareholders

Comparable Transactions

- In January 2007, Kudelski completed its original strategic investment in OPTV by purchasing 36,740,105 Class A and Class B shares from Liberty Media for aggregate proceeds of $132.3 million
  - ✓ Net proceeds to Liberty Media totaled $112.6 million (after deducting the $19.7 million payment to OPTV), corresponding to $3.06 per share
  - ✓ On this basis, this transaction implies OPTV's enterprise value at approximately $365 million, corresponding to a strong valuation at 3.6x trailing twelve month ("TTM") revenue
- In February 2009, Permira Advisers completed its 51% investment in NDS Group PLC
  - ✓ NDS Group is the closest direct competitor to OpenTV's core middleware and advanced advertising solutions businesses
  - ✓ This transaction is extremely relevant from a timing perspective given that it closed in February 2009 with full knowledge and understanding of the current challenging global economic environment

Comparable Transactions

Closed Date	Description	Price Per Share	Enterprise Value ($ millions)	Enterprise Value Multiples TTM Revenue	TTM EBIT	TTM EBITDA
1/16/2007	Kudelski Strategic Investment in OpenTV	$3.06	$365	3.6x	nmf	nmf
2/5/2009	Permira 51% Investment in NDS Group PLC	$60.00	$2,776	3.3x	14.3x	12.1x

Source: Capital IQ database and Discovery Group research

At the high end of the range, the Kudelski / OPTV transaction suggests a fair value estimate of $3.06 per share. At the low end of the range, the Permira / NDS Group transaction suggests a fair value estimate of $2.05 per share (i.e., by applying a 12.1x TTM EBITDA valuation multiple)

27

DISCOVERY GROUP

Fair Valuation for Independent Shareholders Median Valuations for Small Cap M&A Transactions Environment During Market Meltdown Long Term Perspective Applying a valuation range of 9-11x TTM EBITDA results in a fair valuation range of $1.71 to $1.93 per share Small Cap M&A Transaction Multiples (1) ($25 to $500 Million Transaction Value Range) Median EV Multiples # of TTM TTM Year Deals EBIT EBITDA 1999 298 12.9x 9.3x 2000 289 12.8x 8.3x 2001 214 11.3x 8.2x 2002 165 11.5x 7.5x 2003 149 12.3x 7.4x 2004 106 14.0x 8.5x 2005 150 15.0x 10.2x 2006 156 14.3x 9.0x 2007 139 17.6x 11.8x 2008 143 17.4x 11.2x Average: Last 10 Years 13.9x 9.1x Average: Last 5 Years 15.7x 10.1x Average: Last 3 Years 16.4x 10.7x (1) U.S. public company targets; excludes financial institutions Source: Capital IQ database and Discovery Group research Small Cap M&A Transaction Multiples (1) ($25 to $500 Million Transaction Value Range) Median EV Multiples Time # of TTM TTM Period Deals EBIT EBITDA 9/19/08 - 2/26/09 34 16.7x 10.1x (1) U.S. public company targets; excludes financial institutions Source: Capital IQ database and Discovery Group research

Fair Valuation for Independent Shareholders

Break-Even Accretion Analysis with Kudelski Group

($ in thousands)

Scenario 1: Current Offer Produces $0.02 EPS Accretion	
Minority Interest Recapture from OPTV Acquisition	
OPTV's Total 2008 Adjusted Operating Income (1)	$7,617
Less: Kudelski's 32% Economic Interest in OPTV	($2,437)
Incremental Operating Profit to Kudelski	$5,180
Less: Elimination of Interest Income Benefit to Kudelski From OPTV's Cash Balance (2)	($724)
Kudelski Minority Interest Recapture from OPTV	$4,456
Synergy Assumption	$0
Total Pretax Earnings Accretion to Kudelski	$4,456
Incremental Interest Expense Due to OPTV Acquisition	
Per Share Price to OPTV Independent Shareholders	$1.35
Independent Class A Shares Outstanding	93,428
Total Cash Consideration to Independent Shareholders	$126,128
Less: OPTV's Cash Balance at 12/31/08	$102,833
Kudelski Net Cash Payment to Independent Shareholders	$23,295
Estimated Interest Rate on Debt Financing (3)	5.0%
Annual Interest Expense from Debt Financing	($1,165)
Net Accretion to Kudelski Group	
Pre-Tax Accretion to Kudelski Group	$3,291
Kudelski's 2008 Effective Tax Rate	36.5%
After-Tax Accretion to Kudelski Group	$2,090
Kudelski Total Shares Outstanding	94,031
Accretion on a Per Share Basis	$0.02

Scenario 2: Break-Even Accretion With No Synergies	
Minority Interest Recapture from OPTV Acquisition	
OPTV's Total 2008 Adjusted Operating Income (1)	$7,617
Less: Kudelski's 32% Economic Interest in OPTV	($2,437)
Incremental Operating Profit to Kudelski	$5,180
Less: Elimination of Interest Income Benefit to Kudelski From OPTV's Cash Balance (2)	($724)
Kudelski Minority Interest Recapture from OPTV	$4,456
Synergy Assumption	$0
Total Pretax Earnings Accretion to Kudelski	$4,456
Incremental Interest Expense Due to OPTV Acquisition	
Per Share Price to OPTV Independent Shareholders	$2.05
Independent Class A Shares Outstanding	93,428
Total Cash Consideration to Independent Shareholders	$191,945
Less: OPTV's Cash Balance at 12/31/08	$102,833
Kudelski Net Cash Payment to Minority Shareholders	$89,112
Estimated Interest Rate on Debt Financing (3)	5.0%
Annual Interest Expense from Debt Financing	($4,456)
Net Accretion to Kudelski Group	
Pre-Tax Accretion to Kudelski Group	$0
Kudelski's 2008 Effective Tax Rate	36.5%
After-Tax Accretion to Kudelski Group	$0
Kudelski Total Shares Outstanding	94,031
Accretion on a Per Share Basis	$0.00

Scenario 3: Break-Even Accretion With $5 MM Synergies	
Minority Interest Recapture from OPTV Acquisition	
OPTV's Total 2008 Adjusted Operating Income (1)	$7,617
Less: Kudelski's 32% Economic Interest in OPTV	($2,437)
Incremental Operating Profit to Kudelski	$5,180
Less: Elimination of Interest Income Benefit to Kudelski From OPTV's Cash Balance (2)	($724)
Kudelski Minority Interest Recapture from OPTV	$4,456
Synergy Assumption	$5,000
Total Pretax Earnings Accretion to Kudelski	$9,456
Incremental Interest Expense Due to OPTV Acquisition	
Per Share Price to OPTV Independent Shareholders	$3.12
Independent Class A Shares Outstanding	93,428
Total Cash Consideration to Independent Shareholders	$291,945
Less: OPTV's Cash Balance at 12/31/08	$102,833
Kudelski Net Cash Payment to Minority Shareholders	$189,112
Estimated Interest Rate on Debt Financing (3)	5.0%
Annual Interest Expense from Debt Financing	($9,456)
Net Accretion to Kudelski Group	
Pre-Tax Accretion to Kudelski Group	$0
Kudelski's 2008 Effective Tax Rate	36.5%
After-Tax Accretion to Kudelski Group	$0
Kudelski Total Shares Outstanding	94,031
Accretion on a Per Share Basis	$0.00

(1) Excludes $1.3 million of non-recurring charges, which consists of $575,000 workforce reduction charge in Q2 2008 and $767,000 impairment of intangible assets charge in Q4 2008

(2) Reflects the elimination of Kudelski's 32% economic interest in OPTV's interest income ($102.8 million cash balance at an average yield of approximately 2.2% in 2008)

(3) Kudelski intends to use third party debt to finance this transaction; Kudelski's fixed interest rate paid in 2008 for long-term bank loans was 4.8%

Break-Even accretion analysis with Kudelski Group -- assuming a reasonable synergy assumption range of $0 to $5 million -- supports a fair valuation range of $2.05 to $3.12 per share

29

DISCOVERY GROUP

Fair Valuation for Independent Shareholders

Comparable Public Companies

- There are limited high quality comparable companies to OpenTV that trade in the public market. As a result, Discovery Group believes the most relevant comparable public company to OpenTV is Kudelski
  - ✓ OpenTV's proxy statement does not reference a specific group of comparable public companies, which is unusual for a public company based on our experience. Also, the Kaufman Bros. equity analyst that covers OPTV acknowledges that there are limited comparable public companies to OpenTV beyond Kudelski and Macrovision

($ in millions)

OPTV Public Comps	Revenues	Gross Profit	Gross Margin %	Operating Income	Operating Margin %	EBITDA	EBITDA Margin %	Net Income	Net Margin %	3 Year Historical Sales % CAGR
Television Application Software & Related										
Kudelski SA	$ 880.5	$ 569.0	64.6%	$ 15.9	1.8%	$ 79.0	9.0%	$ (6.0)	nmf	19.8%
Macrovision Solutions Corp.	330.0	285.5	86.5%	30.2	9.1%	103.2	31.3%	20.9	6.3%	50.7%
TiVo Inc.	264.6	138.6	52.4%	(2.6)	nmf	7.6	2.9%	100.9	38.1%	16.6%
SeaChange International Inc.	195.7	103.3	52.8%	11.9	6.1%	21.3	10.9%	17.2	8.8%	4.6%
Mean			*64.1%*		*5.7%*		*13.5%*		*17.8%*	*22.9%*
Median			*58.7%*		*6.1%*		*9.9%*		*8.8%*	*18.2%*

($ in millions)

OPTV Public Comps	Ticker	Share Price	2/26/09 Market Value	P/E Ratios: TTM Earnings	P/E Ratios: 2009 Earnings	Enterprise Value	Enterprise Value/ LTM Revenue	Enterprise Value/ LTM EBIT	Enterprise Value/ LTM EBITDA	Enterprise Value/ LTM EBITDAS
Television Application Software & Related										
Kudelski SA	VIRTX:KUD	$ 8.96	$ 842.8	nmf	nmf	$ 1,093.4	1.2	nmf	13.8	13.8
Macrovision Solutions Corp.	MVSN	15.24	1,551.6	nmf	11.9	2,185.5	6.6	nmf	21.2	18.7
TiVo Inc.	TIVO	7.12	733.2	7.2	nmf	606.0	2.3	nmf	nmf	19.7
SeaChange International Inc.	SEAC	4.86	148.6	8.8	19.2	106.6	0.5	9.0	5.0	4.2
			Mean	*8.0x*	*15.5x*		*2.7x*	*9.0x*	*13.3x*	*14.1x*
			Median	*8.0x*	*15.5x*		*1.8x*	*9.0x*	*13.8x*	*16.3x*

Applying Kudelski's public market valuation multiples of 1.24x TTM revenue and 13.8x TTM EBITDA results in a fair valuation range of $1.77 to $2.23 per share

Note: Kudelski statistics are shown in U.S. dollars based on a Swiss Franc to U.S. dollar conversion rate of 0.857 (as of 2-26-09)

30

DISCOVERY GROUP

Fair Valuation for Independent Shareholders OpenTV’s Aggregate R&D and Capex Investments Over The Last 5 Years OpenTV’s market leadership position has been driven by its commitment to developing its core middleware and advertising technology platforms OpenTV’s aggregate R&D and capex investment is a reasonable proxy for the Company’s value when thinking in terms of a “make versus buy” decision from Kudelski’s perspective OpenTV’s aggregate investments in R&D and capex over the last 5 years equates to equity value of $1.91 to $2.05 per share ($ in millions) Fiscal Year R&D Capex Total 2004 $29.8 $2.1 $31.8 2005 $33.9 $3.1 $37.0 2006 $30.7 $4.6 $35.3 2007 $32.7 $3.4 $36.1 2008 $34.4 $5.2 $39.6 Total $161.5 $18.4 $179.8 OPTV Cash Balance $102.8 $102.8 Implied EV $264.3 $282.7 OPTV Total Shares 138.2 138.2 Per Share Value $1.91 $2.05

Fair Valuation for Independent Shareholders

Discounted Cash Flow

Free Cash Flow *($ in thousands)*

	Historical			Projected					
Years Ending December 31,	2006	2007	2008	2009	2010	2011	2012	2013	5-Year Average
Revenue	$95,210	$109,977	$116,474	$120,085	$132,093	$145,302	$159,833	$171,021	
% Growth	--	*15.5%*	*5.9%*	*3.1%*	*10.0%*	*10.0%*	*10.0%*	*7.0%*	*8.0%*
Gross Profit	54,214	61,918	72,421	74,453	82,294	91,541	100,695	107,743	
Gross Margin	*56.9%*	*56.3%*	*62.2%*	*62.0%*	*62.3%*	*63.0%*	*63.0%*	*63.0%*	*62.7%*
Operating Profit	($8,453)	($2,810)	$7,617	$8,396	$11,228	$14,530	$17,582	$18,812	
Operating Margin	*-8.9%*	*-2.6%*	*6.5%*	*7.0%*	*8.5%*	*10.0%*	*11.0%*	*11.0%*	*9.5%*
Taxes at 10%	$2,896	$1,248	473	840	1,123	1,453	1,758	1,881	
Operating Profit After Tax	($11,349)	($4,058)	$7,144	$7,557	$10,105	$13,077	$15,823	$16,931	
Plus: Depreciation	$3,059	$3,819	$4,193	$4,300	$4,300	$4,500	$5,000	$5,000	
Plus: Amortization of Intangibles	$6,981	$5,888	$3,303	$2,500	$2,500	$2,500	$2,500	$2,500	
Plus: Stock-based compensation	$3,274	$3,355	$2,528	$2,500	$2,500	$2,500	$2,500	$2,500	
Adjusted EBITDA	$1,965	$9,004	$17,168	$16,857	$19,405	$22,577	$25,823	$26,931	
EBITDA Margin	*2.1%*	*8.2%*	*14.7%*	*14.0%*	*14.7%*	*15.5%*	*16.2%*	*15.7%*	*15.2%*
Less: Capital Expenditures	(4,642)	(3,398)	(5,198)	(4,000)	(4,300)	(4,500)	(5,000)	(5,000)	
Change in Net Working Capital				(365)	(1,214)	(1,336)	(1,469)	(1,131)	
Free Cash Flow (FCF)	(2,677)	5,606	11,970	12,492	13,891	16,742	19,354	20,800	

Present Value of Future Cash Flow on a Per Share Basis

Discount	Perpetuity Growth Rate For FCF		
Rate	3.0%	4.0%	5.0%
11.0%	$2.31	$2.48	$2.72
12.0%	2.12	2.26	2.42
13.0%	1.98	2.08	2.21
14.0%	1.86	1.94	2.04
15.0%	1.76	1.82	1.90

DCF using reasonable assumptions for growth and profitability results in a fair valuation range of $1.94 to $2.26

32

DISCOVERY GROUP

Fair Valuation for Independent Shareholders Kaufman Bros. Target Price of $2.50 Per Share (Prior to Kudelski Offer) Kaufman Bros. analyst Todd Mitchell issued research reports on February 25th and 26th (just prior to Kudelski’s offer) reiterating his BUY rating and price target of $2.50 per share $2.50 target price was based on 25.0x 2009P EPS of $0.10 (as well as a sum-of-the-parts DCF valuation) Opinions expressed by Mr. Mitchell indicate that OPTV’s financial performance is solid and is not expected to deteriorate in 2009 Mr. Mitchell highlights that Q4 2008 results beat expectations and views 2009 guidance as in-line with expectations Mr. Mitchell comments that management “expects to see improved profitability in 2009, regardless of where revenue comes in relative to the range of guidance” Mr. Mitchell believes that “management has done a tremendous amount of customer due diligence in recent months and comes to its 2009 targets conservatively and with a high degree of confidence” Mr. Mitchell writes that positive cyclical trends in the continued globalization of digital TV are offsetting a tough macro environment. He expects to see gains from European cable and OPTV’s Japanese customer base, as well as continued strong trends in India and Latin America In summary, Mr. Mitchell believes OpenTV has a unique and attractive position in the digital TV ecosystem Note: Kaufman Bros. is the only equity research firm believed to actively cover OpenTV. B. Riley dropped coverage in November 2008. Craig Hallum dropped coverage in February 2008. Ferris Baker Watts appears to no longer actively cover OPTV since being acquired by Royal Bank of Canada in June 2008.